January 21, 2020

FILED AS EDGAR CORRESPONDENCE

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure and Review Office

3 World Financial Center

New York, NY 10281

Re:	Response letter to comments on Certified Shareholder Report of Registered Management Investment Companies (Investment Company Act File No. 811-06318)

Dear Ms. Miller:

On behalf of Morgan Stanley Pathway Funds (the “Trust” or “Pathway”), this letter responds to the comments and questions you provided via telephone on January 8, 2020, regarding the Trust’s Certified Shareholder Report of Registered Management Investment Companies (“Shareholder Report”) filed with the SEC on November 6, 2019. Consulting Group Advisory Services LLC (“CGAS” or the “Manager”), a business of Morgan Stanley, serves as the investment adviser for each of the Funds. Below, we have briefly summarized your comments and questions, followed by our responses.

1.

Comment. With respect to the Alternative Strategies Fund, income and expenses of Underlying Funds are embedded in their NAVs. Please include disclosure in the Financial Highlights noting that the net investment income and expense ratios do not reflect the Fund’s proportionate share of income and expenses from the Underlying Funds. (Accounting and Audit Guide Section 7.118).

Response. The Manager agrees with this comment and, going forward, adequate disclosure will be made in the Financial Highlights of Alternative Strategies Fund, which will indicate that the net investment income and expense ratios do not reflect the Fund’s proportionate share of income and expenses of the underlying funds.

2.	Comment. For the International Fixed Income Fund, please explain how reverse repurchase risk is addressed in the Fund’s summary and statutory prospectuses.

Response. The Fund’s current summary and statutory prospectuses do not overtly describe the risks associated with investments in reverse repurchase agreements, but affirmatively discuss credit risk, derivatives risk, short sales risk and leverage risk. The Manager will consider during the next annual update to the Trust’s registration statement whether to supplement the Fund’s prospectus with additional disclosure specific to investments in reverse repurchase instruments.

3.

Comment. For all Funds, as applicable, please expand on the disclosure to the Notes to Financial Statements as to what is included in deposits for collateral with counterparties. (In the Shareholder Report, the notes mention initial margin but do not state where it is shown on the balance sheet.)

Response. The Manager notes that for all Funds, where applicable, disclosure is made at the end of the Schedule of Investments for each derivative type in which cash collateral has been deposited with brokers. Going forward, the Manager will expand this disclosure to note that this cash collateral is included in deposits for collateral with counterparty on the Statement of Assets and Liabilities.

4.

Comment. For the Alternative Strategies Fund, and any other Funds, as applicable, please confirm that the Funds that invest in investment companies separately have disclosed distributions of realized gains from such investments, if any. (Regulation S-X 6-07.7(b))

Response. The Manager agrees with this comment and, going forward, for all Funds that invest in other investment companies, the Manager will disclose separately within the Statement of Operations distributions of realized gains from such investments.

5.

Comment. In the Financial Highlights, one of the footnotes for the Core Fixed Income Fund states that the ratio includes interest expense on reverse repurchase agreements. Please expand the disclosure to include all instruments that include interest expense.

Response. The Manager agrees with this comment and will expand this disclosure to include all instruments that incurred interest expense during the year.

6.	Comment. In the Notes to Financial Statements, please expand the current disclosure to clarify when the Sub-advisers are paid (e.g., monthly, quarterly).

Response. The Manager will expand the current disclosure in the Notes to Financial Statements to indicate that the Manager pays each Sub-Adviser on a monthly basis.

7.	Comment. In the Statement of Cash Flows, please confirm that the Funds have adopted the provisions of Accounting Standards Update (“ASU”) No. 2016-18: Statement of Cash Flows (Topic 230).

Response. The Funds have adopted the provisions of Accounting Standards Update No. 2016-18 – Statement of Cash Flows. The Manager determined that the Funds did not hold restricted cash or restricted cash equivalents.

8.

Comment. With regard to reverse repurchase agreements on the Inflation-Linked Fixed Income Fund, the staff noted that as of the most recent balance sheet date, the carrying amounts of the reverse repurchase agreements exceeded 10% of total assets. Please confirm whether or not reverse repurchase agreements were disclosed in accordance with Regulation S-X 4-08 (m).

Response. The Manager notes that reverse repurchase agreements are disclosed separately on the Statement of Assets and Liabilities, including accrued interest payable thereon. Going forward, the Manager will enhance the disclosure in the Notes to Financial Statements to include (1) the Fund’s policy with regard to taking possession of securities or other assets purchased under agreements to resell and (2) whether there are any provisions to ensure that the market value of the underlying assets remains sufficient to protect the Fund in the event of default by the counterparty and, if so, the nature of those provisions.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 537-2821.

Very truly yours,

/s/ Eric Metallo

Eric Metallo

Morgan Stanley

Chief Legal Officer and Secretary of the Trust

cc:

Frank Smith

Morgan Stanley

Chief Financial Officer and Treasurer of the Trust

John J. O’Brien

Morgan, Lewis & Bockius LLP

Counsel to the Trust

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